Exhibit 99.1

Dehaier Medical Systems Announces Preliminary Full Year 2015 Operating Results

BEIJING, April 8, 2016 -- Dehaier Medical Systems Ltd. (Nasdaq: DHRM) ("Dehaier" or the "Company"), which develops, markets and sells medical devices and wearable sleep respiratory products in China and international markets, today announced its selected preliminary, unaudited results for the fiscal year ended December 31, 2015.

For the year ended December 31, 2015, Dehaier expects to report revenues from the continuing operation of approximately $1.32 million, representing a year-over-year decrease of approximately 67.6%.This decrease in revenue was mainly due to weak sales both in our sleep respiratory business and in our traditional medical devices business.

Dehaier expects gross loss from the continuing operation of approximately $58K, compared to gross profit of $1.1 million in 2014. The Company expects gross margin to be approximately negative 4.4%, decreased from positive 27% for the year ended December 31, 2014. This gross loss was attributable to the substantially lower revenues, which exceeded even the lower fixed costs allocated to the continued business lines. Due to such decreased revenues, fixed costs constituted a proportionately larger percentage of revenues.

For the year ended December 31, 2015, Dehaier expects to realize an operating loss of around $18.57 million, compared to operating loss of $2.36 million for the year ended December 31, 2014. This was mainly due to the gross loss combined with higher than expected: 1) SG&A expenses which was mainly due to more resources invested on market expansion for sleep respiratory business; 2) R&D expenses in upgrading the sleep respiratory software, hardware and in cardiopulmonary resuscitation (“CPR”) instruments; 3) provision for doubtful accounts, which resulted from some uncollectable accounts receivable in product quality guarantees and maintenance deposits and the loss of non-refundable prepayments to the suppliers when we determined to decrease purchases of raw materials for which we had already made deposits; 4) impairment of long-lived assets, which was mainly due to expenses incurred by the first batch of sleep respiratory products used by hospitals for free testing and 5) asset losses for disposal which was mainly due to the losses from disposal of devices that did not meet our quality control standards. These factors were particularly significant in the last half of 2015.

As a result of the foregoing, Dehaier expects net loss from continuing operations of approximately $18.11 million in 2015.

In order to deal with the increasingly challenging markets and new competitors, the Company discontinued some traditional medical device business lines in 2015 and Dehaier expects net loss from discontinuing operations of approximately $18.38 million in 2015.

Based on the estimated full-year revenues, the company anticipates net loss attributable to Dehaier from both continuing and discontinuing operations to be approximately $35.96 million, or fully diluted loss per share of $6.13, compared to net income of $1 million, or $0.18 per diluted share a year ago. This substantial loss resulted from gross loss and negative leverage, combined with higher than expected operating costs off of a weak revenue base. As we determined to discontinue several parts of our business in the second half of the year, our losses for the full year accelerated compared to the first half of the year.

Mr. Ping Chen, Dehaier’s Chief Executive Officer, commented, "During 2015, we continued to strategically reduce our sales of traditional medical equipment, and to complete our shift to medical products and service based on mobile internet technology.”

“Specifically, we continued scaling down and discontinuing, as appropriate, the unprofitable medical device businesses, including assembly and sales of mobile C-arm X-ray machines, anesthesia machines, Oxygen generator, the first generation ventilator, monitoring devices, general medical products and telemedicine products. Accordingly, the Company wrote down the carrying value of the assets associated with the discontinued product lines and besides sleep respiratory business and hospital wireless solutions, the Company plans to maintain only a few profitable traditional medical device businesses, such as sales of its patented products including medical air compressors and CPR instruments, the second generation ventilator, color Doppler imaging machine, laryngoscope and common products.

“Our corporate and business restructuring plan aims to concentrate the Company’s resources to develop its mobile health business, including wearable sleep respiratory business and to focus more on its major businesses. We believe these changes are crucial to improve our competitiveness over the longer term. By restructuring our Company to reduce our reliance on our less profitable medical devices assembly and distribution businesses, we will be more able to leverage our resources to develop smart health products and services, which we see as the future of our Company,” concluded Mr. Chen.

The Company expects to announce its final fiscal year financial and operating results by the end of April 2016 and will provide additional information and comments.

All figures in this release remain subject to the completion of normal year-end accounting procedures and adjustments, which could result in changes to these preliminary results.

About Dehaier Medical Systems Ltd.

Dehaier Medical develops, markets and sells medical products, including medical devices and wearable sleep respiratory products in China and international markets. The company develops and assembles its self-branded medical devices and sleep respiratory products from third-party components. The company also distributes products designed and manufactured by other companies, including medical devices from HEYER (Germany) and Timesco (UK). Dehaier Medical’s technology is based on six patents and eleven software copyrights. More information may be found at http://www.dehaier.com.cn.

Forward-looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, fulfillment of bids and contracts, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.